Exhibit (d)(3)

DEPOSITARY AGREEMENT

This DEPOSITARY AGREEMENT (this “Agreement”) is entered into as of December 5, 2016, by and between Equity Stock Transfer, LLC (the “Depositary”) and Vapor Corp. (the “Company”). The Company is making an offer, upon the terms and conditions set forth in the offer letter, dated December 6, 2016 (the “Offer Letter”) and in the related letter of transmittal (the “Letter of Transmittal”); which, together with any amendments or supplements thereto constitute the “Offer” to all holders of the Company’s issued and outstanding Series A Warrants (the “Series A Warrants”), to purchase such Series A Warrants during the Offer Period for cash in the amount of $0.22 for each Series A Warrant. The “Offer Period” is the period commencing on December 6, 2016 and ending at 5:00 p.m., Eastern Time, on January 6, 2017, or such later date to which the Company may extend the Offer (the “Expiration Date”).

The Company hereby appoints the Depositary to act in accordance with the following provisions while performing its duties in connection with the Offer:

1.	The Depositary is authorized and directed to accept tenders of Series A Warrants made pursuant to the terms and conditions of the Offer. The Depositary may rely on, and shall be protected in acting upon, any certificate, instrument, opinion, representation, notice letter or other document delivered to it and believed by it to be genuine and to have been signed by the proper party or parties.

2.	Tender of Series A Warrants:

(a)	Tenders of Series A Warrants may be made only as set forth in the Offer Letter, and Series A Warrants shall be considered validly tendered to the Depositary only if:

(i)	the Depositary receives prior to the Expiration Date (x) a book-entry confirmation relating to such Series A Warrants and (y) a properly completed and duly executed Letter of Transmittal (or facsimile thereof), together with an agent’s message (“Agent’s Message”) relating thereto and any other documents required by the Letter of Transmittal; or

(ii)	the Depositary receives (x) a properly completed and duly executed notice of guaranteed delivery (“Notice of Guaranteed Delivery”) relating to such Series A Warrants from an Eligible Institution prior to the Expiration Date and (y) a book-entry confirmation relating to such Series A Warrants and a properly completed and duly executed Letter of Transmittal (or facsimile thereof), together with an Agent’s Message relating thereto and any other documents required by the Letter of Transmittal, within three (3) OTC Pink Sheets trading days after the date of execution of such Notice of Guaranteed Delivery; and

(iii)	in the case of either clause (i) or (ii) above, a final determination of the adequacy of the items received, as provided in Section 4 hereof, has been made when necessary by the Company.

(b)	The Company acknowledges that in connection with the Offer, the Depositary shall enter into agreements or arrangements with a book-entry transfer facility which,

among other things, provide that (i) delivery of an Agent’s Message shall satisfy the terms of the Offer with respect to the Letter of Transmittal, (ii) such agreements or arrangements are enforceable against the Company by such book-entry transfer facility or participants therein and (iii) the Depositary is authorized to enter into such agreements or arrangements on behalf of the Company. Without limiting any other provision of this Agreement, the Depositary is expressly authorized to enter into any such agreements or arrangements on behalf of the Company and to make any necessary representations or warranties in connection thereunder, and any such agreement or arrangement shall be enforceable against the Company.

3.	The Depositary shall take steps to establish and, subject to such establishments, maintain an account at the book-entry transfer facility for book-entry transfers of Series A Warrants, as set forth in the Letter of Transmittal and the Offer Letter, and the Depositary shall comply with the provisions of Rule 17Ad-14 under the Securities Exchange Act of 1934, as amended. This account shall be maintained until all Series A Warrants tendered pursuant to the Offer have been withdrawn, accepted for payment or returned.

4.	Determination of Defective Tender of Series A Warrants:

(a)	The Depositary is authorized and directed to examine any certificate representing Series A Warrants, Letters of Transmittal (or facsimile thereof), Notices of Guaranteed Delivery or Agent’s Message and any other document required by the Letters of Transmittal received by the Depositary to determine whether it believes any tender of Series A Warrants may be defective. In the event that the Depositary concludes that any Letter of Transmittal, Notice of Guaranteed Delivery, Agent’s Message or other document has been improperly completed, executed or transmitted, or if some other irregularity in connection with the tender of Series A Warrants exists, the Depositary is authorized subject to Section 4(b) hereof, to advise the tendering Holder of Series A Warrants, or transmitting book-entry transfer facility, as the case may be, of the existence of the irregularity, but the Depositary is not authorized to accept any tender of fractional Series A Warrants, any tender of Series A Warrants it reasonably believes is not in accordance with the terms and subject to the conditions set forth in the Offer, or any other tender of Series A Warrants the Depositary deems to be defective, unless it shall have received from the Company the Letter of Transmittal which was surrendered or an Agent’s Message, duly dated and signed by an authorized officer of the Company, indicating that any defect or irregularity in such tender of Series A Warrants has been cured or waived and that such tender has been accepted by the Company.

(b)	Promptly upon the Depositary concluding that any tender of Series A Warrants is defective, it shall, after consultation with and on the written instructions of the Company, use reasonable efforts in accordance with its regular procedures to notify the person tendering such Series A Warrants, or book-entry transfer facility transmitting the Agent’s Message, as the case may be, of such determination and, when necessary, return the Series A Warrants involved to such person in the manner described in Section 10 hereof. The Company shall have full discretion to determine whether any tender of Series A Warrants is complete and proper and shall have the absolute right to reject any or all tenders of any particular Series A Warrants determined by it not to be in proper form and to determine whether the acceptance for payment of, or payment for, such tenders of Series A Warrants may, in the opinion of counsel for the Company, be unlawful; it being specifically agreed that the Depositary shall have neither discretion nor responsibility with respect to these determinations. To the extent permitted by applicable law, the Company also reserves the absolute right to waive any of the conditions of the Offer or any defect or irregularity in the tender of any particular Series A Warrants. The interpretation by the Company of the terms and conditions of the Offer Letter, the Letter of Transmittal and the instructions thereto, a Notice of Guaranteed Delivery or an Agent’s Message (including, without limitation, the determination of whether any tender is complete and proper) shall be final and binding.

5.	The Depositary is authorized and directed to return to any person tendering Series A Warrants, in the manner described in Section 10 hereof, any Series A Warrants tendered by such person but duly withdrawn pursuant to the Offer Letter. To be effective, a written notice (which may be delivered via facsimile transmission) of withdrawal must be received by the Depositary within the time period specified for withdrawal in the Offer Letter at its address set forth on the back page of the Offer Letter. Any notice of withdrawal must specify the name of the person having tendered the Series A Warrants to be withdrawn, the number of Series A Warrants to be withdrawn and the name of the registered holder(s) of such Series A Warrants to be withdrawn, if different from the name of the person who tendered the Series A Warrants and the serial numbers shown on the share certificates. Any notice of withdrawal must also specify the name and number of the account at the book-entry transfer Facility to be credited with the withdrawn Series A Warrants and otherwise comply with the book-entry transfer facility’s procedures. The Depositary is authorized and directed to examine any notice of withdrawal to determine whether it believes any such notice may be defective. In the event that the Depositary concludes that any such notice is defective it shall, after consultation with and on the instructions of the Company, use reasonable efforts in accordance with its regular procedures to notify the person delivering such notice of such determination. All questions as to the form and validity (including time of receipt) of notices of withdrawal shall be determined by the Company, in its sole discretion, whose determination shall be final and binding. Any Series A Warrants properly withdrawn shall no longer be considered to be validly tendered unless such Series A Warrants are retendered prior to the Expiration Date pursuant to the Offer Letter.

6.	Any amendment to or extension of the Offer, as the Company shall from time to time determine, shall be effective upon notice to the Depositary from the Company given prior to the time the Offer would otherwise have expired. If at any time the Offer shall be terminated as permitted by the terms thereof, the Company shall promptly notify the Depositary of such termination.

7.	At 11:00 A.M., New York City time, or as promptly as practicable thereafter on each Business Day (as defined below), or more frequently if reasonably requested as to major tally figures, the Depositary shall advise each of the parties named below by telephone or in writing, based upon its preliminary review (and at all times subject to final determination by the Company) as of the close of business on the preceding Business Day or the most practicable time prior to such request as the case may be, as to: (i) the number of Series A Warrants duly tendered on such day; (ii) the number of Series A Warrants represented by Notices of Guaranteed Delivery delivered to the Depositary on such day; (iii) the number of Series A Warrants withdrawn on such day; (iv) the number of Series A Warrants about which the Depositary has questions concerning the validity of the tender; and (v) the cumulative totals of Series A Warrants in categories (i) through (iv) above on such day:

The Depositary shall also furnish to each of the above-names persons a written report confirming the above information, which has been communicated orally, on the day following such oral communication. The Depositary shall furnish to the information agent, the Company such reasonable information, to the extent such information has been furnished to it, on the tendering shareholders as may be requested from time to time. The Depositary shall disclose such information to no other persons (except as otherwise directed by a duly authorized officer of the Company or the Company), and shall take all steps reasonably necessary (i) to limit access to such information to its employees who have a need to know and (ii) to preserve the confidentiality of such information.

The Depositary shall furnish to the Company, upon request, master lists of Series A Warrants tendered for exchange.

The Depositary is also authorized and directed to provide the persons listed above or any other persons approved by a duly authorized officer of the Company with such other information relating to the Series A Warrants, Offer Letter, Letter of Transmittal, Agent’s Messages or Notices of Guaranteed Delivery as the Company may reasonably request from time to time.

As used in herein, “Business Day” shall mean any day other than a Saturday, a Sunday, or a day on which banking institutions in the State of New York are authorized or obligated by law or executive order to close.

8.	Letters of Transmittal, Notices of Guaranteed Delivery, Agent’s Messages, facsimile transmissions, notices, letters and other documents submitted to the Depositary pursuant to the Offer shall be stamped by the Depositary to indicate the date and time of the receipt thereof, and these documents, or copies thereof, shall be preserved by the Depositary as required by the regulations of the Securities and Exchange Commission of the United States.

9.	If, under the terms and conditions set forth in the Offer Letter, the Company becomes obligated to accept for exchange, Series A Warrants tendered, upon instruction by the Company, and as promptly as practicable after the later of: (i) the Expiration Date: and (ii) a properly completed and duly executed Letter of Transmittal (or a facsimile thereof) or a book-entry confirmation including an Agent’s Message and any other documents required by the Letter of Transmittal. The Company shall pay all stock transfer taxes or other governmental charges, if any, payable pursuant to the Offer in respect of the transfer or issuance to the Company or its nominee or nominees of all Series A Warrants so exchanged.

10.	If, pursuant to the terms and conditions of the Offer, the Company has notified the Depositary that it does not accept certain of the Series A Warrants tendered, or purported to be tendered, or a Holder of Series A Warrants withdraws any tendered Series A Warrants, the Depositary shall promptly return such Series A Warrants, together with any other documents received, to the person who deposited the same, without expense to such person. The Depositary shall notify the book-entry transfer facility that transmitted the book-entry confirmation with respect to such Series A Warrants of the Company’s decision not to accept the Series A Warrants.

11.	The Depositary shall take all reasonable action with respect to the Offer as may from time to time be requested by the Company or the information agent for the Offer (the “Information Agent”). The Depositary is authorized to cooperate with and furnish information to the Information Agent, any of its representatives or any other organization (or its representatives) designated from time to time by the Company, in any manner reasonably requested by any of them in connection with the Offer and tenders of Series A Warrants thereunder.

12.	Whether or not any Series A Warrants are tendered or the Offer is consummated, the Company agrees to pay the Depositary for services rendered hereunder, as set forth in the schedule attached to this Agreement.

13.	The Depositary may employ or retain such agents (including but not limited to, vendors, advisors and subcontractors) as it reasonably requires to perform its duties and obligations hereunder; may pay reasonable remuneration for all services so performed by such agents; shall not be responsible for any misconduct on the part of such agents; and in the case of counsel, may rely on the written advice or opinion of such counsel, which shall be full and complete authorization and protection in respect of any action taken, suffered or omitted by the Depositary hereunder in good faith and in accordance with such advice or opinion.

14.	The Company hereby jointly and severally covenant and agree to indemnify, reimburse and hold the Depositary and its officers, directors, employees and agents harmless against any loss, liability or reasonable expense (including legal and other fees and expenses) incurred by the Depositary arising out of or in connection with entering into this Agreement or the performance of its duties hereunder, except for such losses, liabilities or expenses incurred as a result of its gross negligence, bad faith or willful misconduct. The Company shall not be liable under this indemnity with respect to any claim against the Depositary unless the Company is notified of the written assertion of a claim against it, or of any action commenced against it, promptly after it shall have received any such written information as to the nature and basis of the claim; provided, however, that failure to provide such notice shall not relieve the Company of any liability hereunder if no prejudice occurs.

In no event shall the Depositary have any liability for any incidental, special, statutory, indirect or consequential damages, or for any loss of profits, revenue, data or cost of cover.

All provisions regarding indemnification, liability and limits thereon shall survive the resignation or removal of the Depositary or the termination of this Agreement.

15.	Unless terminated earlier by the parties hereto, this Agreement shall terminate upon the earlier to occur of (a) the Company’s termination or withdrawal of the Offer and the completion of the Depositary’s obligations to return theretofore deposited certificates and other documents as provided in Section 10 hereof; or (b) if not terminated or withdrawn earlier, the date that is twelve months after the date of this Agreement. Upon any termination of this Agreement, the Depositary shall promptly deliver to the Company any property then held by the Depositary under this Agreement.

16.	Any notice or communication by the Depositary or the Company to the other is duly given if in writing and delivered in person or via first class mail (postage prepaid) or overnight air courier to the other’s address.

If to the Company:

Vapor Corp.

3800 North 28th Way

Hollywood, Florida 33020

Attn: Gina Hicks

Tel: (305) 842-3767

If to the Depositary:

Equity Stock Transfer, LLC

237 W 37th Street, Suite 601

New York, New York 10018

Attn: Nora Marckwordt

Tel: 917-746-4595

The Depositary and the Company may, by notice to the other, designate additional or different addresses for subsequent notices or communications.

17.	If any provision of this Agreement shall be held illegal, invalid, or unenforceable by any court, this Agreement shall be construed and enforced as if such provision had not been contained herein and shall be deemed an Agreement between us to the full extent permitted by applicable law.

18.	This Agreement shall be governed by and construed in accordance with the laws of the State of New York, without giving effect to principles of conflicts of law, and shall inure to the benefit of and be binding upon the successors and permitted assigns of the parties hereto.

19.	Neither this Agreement, nor any rights or obligations hereunder, may be assigned by either party without the written consent of the other party. However, the Depositary may assign this Agreement or any rights granted hereunder, in whole or in part, either to affiliates, another division, subsidiaries or in connection with its reorganization or to successors of all or a majority of the Depositary’s assets or business without the prior written consent of the Company.

20.	No provision of this Agreement may be amended, modified or waived, except in writing signed by all of the parties hereto. This Agreement may be executed in counterparts, each of which shall be for all purposes deemed an original, but all of which together shall constitute one and the same instrument.

21.	Nothing herein contained shall amend, replace or supersede any agreement between the Company and the Depositary to act as the Company’s transfer agent, which agreement shall remain of full force and effect.

[signature page follows]

This Depositary Agreement has been executed by the parties hereto as of the date first written above.

VAPOR CORP.

By:	/s/ Jeffrey Holman
Name: Jeffrey Holman
Title: CEO

Agreed & Accepted:

EQUITY STOCK TRANSFER, LLC

By:	/s/ Mohit Bhansali
Name: Mohit Bhansali
Title: CEO

Fee Schedule

Depositary Services Fee: $7,500 due upon execution of this Agreement

Wire Instructions:

Bank:	Bank of America
Address:	515 Seventh Avenue, New York, NY 10018
Account:	Equity Stock Transfer, LLC
Account No:	483057084324
ABA Routing:	0260009593